July 1, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Larry Spirgel

Re:         Gen2Media Corporation (the “Company”)
Amendment No. 5 to
Registration Statement on Form S-1 (“Form S-1”)
Filed June 23, 2008
File No. 333-147932

Dear Mr. Spirgel:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 30, 2008, addressed to Mary A. Spio, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 4 to Form S-1 (the “Amended Registration Statement”), filed on July   , 2008, have been referenced.

Management’s Discussion and Analysis or Plan of Operation, page 13

1. We note your response to prior comment 1 and are unable to agree. Your agreement with Coca Cola is material to your business and the identity of Coca Cola has been disclosed in your prior amendments. Therefore, the disclosure here should be revised to identify Coca Cola as the counterparty. In the alternative, make clear that you do not expect any further business with Coca Cola.

Response: We recognize your concern, and we understand that although it was appropriate for us to disclose that we had received a contract from Coca Cola in our prior amendments, it would have been inappropriate and extremely damaging to both companies to disclose the amount of the payment, since it is a highly competitive business, and the amount that a company like Coca Cola pays for the services we provided to them  would cause serious harm to our relationship with Coca Cola, and put us at a significant disadvantage to our competitors for any future business of this type. Therefore, per your suggestion, we have amended our filing to clearly state that this was a one time contract with Coca Cola, and to further state that it was not a recurring contract and that we do not currently have any pending additional business with Coca Cola.

Security Ownership of Certain Beneficial Owners and Management, page 23

2. The disclosure in footnote (4) to the table regarding the ownership of eight percent of your common stock by each of Mr. Morris and Mr. Hansen is inconsistent with the ownership percentage of each as disclosed in the table. Please revise to eliminate the inconsistency.

Response:

These tables have been amended and corrected so that they are consistent with each other. The disclosure in footnote (4) has been corrected to 5.2%.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

Jonathan R. Shechter
___________________________
Jonathan R. Shechter, Esq.

cc:  Mr. Ian McDaniel,
Chief Executive Officer